Resume

Jason Dy

EDUCATION

Trinity Law School **Santa Ana California**
Candidate for Juris Doctor **Expected June 2028**

- GPA: 2.0
- Member American Bar Association

St. Paul College Philippines
Bachelor of Science Business Administration **1990-1994**

- GPA 2.56
- Leadership Award
- Sports Awardee
- President Finance Marketing Club

Executive Profile

Professional Work Summary: My Professional experience was working as an Executive for Multinational Companies in Asia. The field of my expertise is in the field management level, business development, health, finance, and marketing and sales. I have an in-depth knowledge of the executive management level position. I have provided good leadership and shown them the ability to lead one's business objective. The most important part of attaining your business objective is to show them the character of a good leader and leading by example for us to attain end. The over-all work experience is I can adjust to different kinds of situation and evaluate them as I planned strategy to move forwards our business objectives.

Skills Highlights

- Financial Management
- Leadership Communication Skills
- Product Line expansion
- Operation and Finance expert
- Small Business Development

- Business Operation Development
- Employee Scheduling
- Budget Development
- Policy/Program Development
- Cross-Functional Team Management
- Adapt to Diverse Groups
- Ability to Mediate Dispute
- Able to persuade others effectively
- Excellent Communication Skills
- Excellent People Skills
- Listening Skills

Professional Work Experience

February 2015 to Present **Royal Care Companion Support Corporation / President**

- Responsible for the over-all management of the organization engaged in the Home Care Agency in home support services
- Preparation, design of policies and procedures
- Responsible for the implementation of policies and procedures
- Responsible for compliances in relation to coordinating with Department of Social Services.

January 2010 to December 2014 **Royal Care Corporation / Administrator**

- Responsible for the over-all management of the organization engaged in the Residential Care Facility for the Elderly
- Assist Clients of their Primary needs of Health Care
- Coordinate with Doctors and other health care needs
- Coordinate with client's family regarding health care needs